Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders (the “Meeting”) of Neptune Technologies & Bioressources Inc. (the “Company”) will be held at Le Centre Sheraton Montreal, 1201 René-Lévesque Blvd., West, Ball Room East, Level 4, Montreal (Québec), on June 22, 2010 at 1:00 p.m., for the following purposes:

1.	To receive the financial statements of the Company for the financial year ended February 28, 2010 and the auditors' report thereon;

2.	To elect the directors of the Company for the ensuing year;

3.	To appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying Management Proxy Circular) approving the grant of a consideration by the Company in favour of certain of its insiders, corresponding to (i) the grant of call-options on warrants of Acasti Pharma Inc. (“Acasti”) and NeuroBioPharm Inc. (“NeuroBioPharm”) issued to the Company; and (ii) the transfer of certain warrants issued to the Company by Acasti and NeuroBioPharm;

5.

To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying Management Proxy Circular) ratifying the adoption of the amended and restated stock option plan of the Company as approved by the Board of Directors on May 6, 2010 (the “Company Stock Option Plan”);

6.

To consider and, if deemed appropriate, to adopt a resolution (the full text of which is reproduced in the accompanying Management Proxy Circular) ratifying the adoption of the stock option plan for Acasti approved by the Board of Directors of Acasti on October 8, 2008 and amended and restated as of April 29, 2009 and approved by the shareholders of the Company during its last annual and general meeting held on June 9, 2009. (the “Acasti Stock Option Plan”);

7.

To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying Management Proxy Circular) approving the grant of options by Acasti in favour of certain of its insiders under the Acasti Stock Option Plan;

8.	To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying Management Proxy Circular) approving the Shareholder Rights Plan; and

9.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED IN LAVAL, QUÉBEC, AS OF MAY 26, 2010
By Order of the Board of Directors

/s/ Ronald Denis

Dr. Ronald Denis
Chairman of the Board

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established May 18, 2010 as the record date for the purpose of determining the Company’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Company, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Management Proxy Circular.

MANAGEMENT PROXY CIRCULAR

Unless otherwise indicated, the following information is given as at May 26, 2010 and all amounts in dollars refer to Canadian currency.

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (the “Circular”) is provided in connection with the solicitation by the Management of Neptune Technologies & Bioressources Inc. (the “Company”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held at Le Centre Sheraton Montreal, 1201 René-Lévesque Blvd., West, Ball Room East, Level 4, Montreal (Québec), on June 22, 2010 at 1:00 p.m. and all adjournments thereof for the purposes set out in the accompanying notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Company may also solicit proxies by telephone, fax, e-mail or in person. The cost of solicitation of proxies will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Company. Each shareholder is entitled to appoint a person, who need not to be a shareholder of the Company, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or to the Secretary or the Chairman of the Meeting at the time and place of the Meeting. The instrument appointing a proxy-holder must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.

A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Secretary or the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law. In addition, a proxy may be revoked by the shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Company no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or to the Secretary or the Chairman of the Meeting at the time and place of the Meeting, or by the shareholder personally attending the meeting and voting its shares.

EXERCISE OF DISCRETION BY PROXIES

All common shares represented at the meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the common shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the notice of Meeting and with respect to other matters that may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Management Proxy Circular, management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders, or proxyholders duly appointed by the shareholders, are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:

(i)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self- administered RRSPs, RRIFs, RESPs and similar plans; or

(ii)

in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54- 101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Company has distributed copies of the Notice of Meeting and this Management Proxy Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

(a)

typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non- Registered Holder will generally be given a page of instructions which contains a removable label containing a bar- code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its Service Company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)

less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as specifically disclosed in this Circular, no director or executive officer, present or nominated herein or any person who has held such position since the beginning of the last completed financial year of the Company, or any associate or affiliate of such persons, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

VOTING SHARES

As at May 18, 2010, there were 39,302,744 issued and outstanding common shares of the Company, each entitling its holder to one (1) vote. The Company has chosen May 18, 2010 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Any registered shareholder of record as at the close of business on the Record Date will be entitled to receive notice of the Meeting.

The by-laws of the Company provide during any meeting of the shareholders, the attendance, in person or by proxy, of the shareholders representing ten percent (10%) of the shares of the share capital of the Company shall constitute a quorum.

PRINCIPAL SHAREHOLDERS

As at May 18,, 2010, to the best knowledge of the Company, other than the companies mentioned below, none of the directors or executive officer of the Company or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 5% or more of the voting rights attached to the Company’s common shares:

Name and address of Shareholder	Number of Common Shares held	% of Common Shares
Northern Rivers Capital Management Inc.
Royal Bank Plaza
North Tower, Suite 2000	7,188,065	18.29%
200 Bay Street, P.O. Box 66
Toronto, Ontario M5J 2J2
GFX Trust
139, Place Ducharme	3,549,000	9.03%
Rosemère, Québec J7A 4H8
Henri Harland (1)
139, Place Ducharme	2,366,611	6.02%
Rosemère, Québec J7A 4H8
(1) 439,611 common shares of the Company are controlled by Mr. Henri Harland and 1,927,000 common shares of the Company are held by Gestion Harland Inc., a company directly owned by Henri Harland, President, CEO and Director of the Company.

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the financial year of the Company ended February 28, 2010 and the report of the auditors will be placed before the Meeting. The annual financial statements of the Company are included in the Company’s 2010 Annual Report which was mailed to shareholders who requested the Annual Report and is also available on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The Board currently consists of five (5) directors. The persons named in the enclosed form of proxy intend to vote for the election of the five (5) nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as Director. However, if, for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause. All of the persons named in the table below are currently members of the Board of Directors.

The following table sets out the name and the province and country of residence of each of the persons proposed to be nominated for election as director, all other positions and offices with the Company held by such person, including the committees of the Board, his or her principal occupation, the year in which the person became a director of the Company, and the number of common shares of the Company that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Name, province and country	Principal	First year	Number of common	Number of common
of residence and position	Occupation	as director	shares of the Company	shares of Acasti
with the Company			beneficially owned or	beneficially owned or
			over which control is	over which control is
			exercised as at May 18,	exercised as at May 18,
			2010	2010
Henri Harland (4) (5)
Québec, Canada	President and Chief
President, Chief Executive	Executive Officer of	1998	2,366,611 (1)	540,527(1)
Officer and Director	the Company
Ronald Denis(2) (3) (4) (5)
Québec, Canada	Chief of Surgery at
Chairman of the Board and	Sacré-Coeur Hospital	2000	85,000	11,250
Director	in Montréal
Michel Chartrand (2) (3) (4) (5)	Vice President Retail
Québec, Canada	Partners Solutions
Director	(RPS) McKesson	2006	10,000	2,500
Canada
Daniel Perry (2) (3) (4) (5)	General Manager of
Tours, France	Société du Vivier des	2000	83,333	10,833
Director	Landes Inc.
Jean-Claude Debard(2) (3) (4) (5)
Saint Ouen l’Aumône, France	President of Hyundai	2009
Director	Automobile France		-	-

(1)	Of these, 1,927,000 common shares of the Company and 481,750 shares of Acasti are held by Gestion Harland Inc., a company controlled by Mr. Henri Harland.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Member of the Board of Director of Acasti and NeuroBioPharm.

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Company and has been furnished by the respective persons. The following is a brief biography of the nominees:

Henri Harland - President, Chief Executive Officer and Director

Mr. Henri Harland has been a director as well as the President and Chief Executive Officer of the Company since its incorporation on October 9, 1998. He is the founder of the Company and has been involved in the krill research project since 1991. For the last ten years he has held the position of President and Chief Executive Officer of Gestion Harland inc., a financial engineering group. Previously, he acted as an independent financial consultant for companies in different industrial sectors in both North America and Europe guiding them through recapitalization, financing and business development.

Dr. Ronald Denis - Chairman of the Board and Director

Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Since 1987, Dr. Denis has also been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Michel Chartrand – Director

Since July 2009, Michel Chartrand is the Vice-President of Retail Partner Solutions at McKesson Canada. From 2004 to 2009 Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. which includes, due to a merger, Gestion Santé Services Obonsoins inc. and Groupe Essaim inc., two important Quebec pharmacy franchisors in Quebec. From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins inc.

Daniel Perry – Director

Since March 1993, Mr. Perry has been General Manager of companies operating recreational/tourism complexes in France. Mr. Perry is also a specialist and consultant for different corporations involved in the marketing of new products in Europe.

Jean-Claude Debard – Director

Mr. Jean-Claude Debard has been President of Hyundai Automobile France and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has served on the Oversight Committees of Holding (SERGESA), SsangYong France and Hyundai Finances.

To the best of the knowledge of the Company, none of the directors or executive officers of the Company:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

To the best of the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, or has been, within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets of the proposed director.

To the best of the knowledge of the Company, no director, executive officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Compensation of Directors

For the financial year ended on February 28, 2010, other than the Company’s CEO, all directors were independent and were remunerated by the Company in their capacity as directors. Henri Harland, President and CEO of the Company, received no remuneration as director.

The compensation paid to the independent directors is a combination of meeting fees, annual compensation and stock options and warrant-based awards, as more fully set at the “Compensation Discussion and Analysis” section of this Circular. The meeting fees are further described in the chart below.

Summary Table – Meeting Fees Payable to Independent Directors

Detail	Compensation ($)
Fee for Director, per Board meeting attended	500
Fee for Chairman of the Board, per Board meeting attended	1000
Fee for Directors, per Board meeting attended by way of conference call	250
Fee for Chairman of the Board, per Board meeting attended by way of conference call	250
Fee for Member Committee, per Board Committee meeting attended	500
Fee for Chairman of the Committee, per Board Committee meeting attended	750

Independent directors are paid an annual fixed compensation of $10,000 and the Chairman of the Board is paid an annual fixed compensation of $20,000.

The total remuneration paid to independent directors during the financial year ended on February 28, 2010 and the nine-month fiscal period ended February 28, 2009, is set out in the following table:

Remuneration Paid to Independent Directors

Name	Financial	Fees	Option/warrant-	All other	Total
	Year Ended	earned	based awards(2)(3)	compensation	($)(4)
	February 28,	($)	($)	($)
Jean-Claude Debard (1)	2010	6,750	-	-	6,750
Ronald Denis	2010	24,500	-	-	24,500
	2009	14,250	27,453	-	39,453
Michel Chartrand	2010	13,750	-	-	13,750
	2009	10,500	27,453	-	39,453
Daniel Perry	2010	11,250	-	-	11,250
	2009	8,250	27,453	-	39,453
(1)	Mr. Jean-Claude Debard was appointed director of the Company on June 9, 2009.
(2)

The Company has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Company’s control.

(3)

For the nine-month period ended on February 28, 2009, the value of the option-based awards of the Company is based on a fair value of $1.10 per option The value of Acasti and NeuroBioPharm option-based awards and warrant based award is based on a fair value of $0 per option or warrant. See “Acasti and NeuroBioPharm” under “Outstanding Director Option-Based Awards” section for more details.

(4)	The directors do not receive pension benefits, share-based awards, perquisites or other annual compensation.

Outstanding Director Option-Based and Warrant-Based Awards

The following table provides information on the number and value of each independent director’s outstanding options at the end of the financial year ended February 28, 2010 for the Company. This includes awards granted before the beginning of the financial year ended on February 28, 2010. The Company has no equity incentive plan for share-based award.

Company

Name / Grant Date	Number of securities	Option exercise price	Option expiration date	Value of unexercised
	underlying	($)		in-the-money options(1)
	unexercised options			($)
Michel Chartrand
21-Aug-2008	25,000	2.50	21-Aug-2011	-
09-Jun-2006	25,000	2.60	09-Jun-2011	-
14-Jun-2005	20,000	0.25	14-Jun-2010	36,400
Jean-Claude Debard
14-Jul-2009	25,000	2,50	14-Jul-2012	-

Ronald Denis
21-Aug-2008	25,000	2.50	21-Aug-2011	-
09-Jun-2006	25,000	2.60	09-Jun-2011	-
14-Jun-2005	100,000	0.25	14-Jun-2010	182,000
Daniel Perry
21-Aug-2008	25,000	2.50	21-Aug-2011	-
09-Jun-2006	25,000	2.60	09-Jun-2011	-
14-Jun-2005	50,000	0.25	14-Jun-2010	91,000
(1) Calculation is based on the trading price of the Company’s shares on the TSX-Venture of $2,07 on February 28, 2010

Acasti

The following tables provide information on the number and value of each independent director’s outstanding Acasti options and warrants at the end of the financial year ended February 28, 2010.

Option-Based Awards

Name / Grant Date	Number of securities	Option exercise price	Option expiration	Value of unexercised
	underlying	($)	date	in-the-money
	unexercised options			options(1)
	(#)			($)
Michel Chartrand
October 8, 2008	25,000	0,25	October 8, 2018	5,500

Jean-Claude Debard (2)
July 14, 2009	25,000	0.25	July 14, 2019	5,500

Ronald Denis
October 8, 2008	25,000	0.25	October 8, 2018	5,500

Daniel Perry
October 8, 2008	25,000	0.25	October 8, 2018	5,500
(1)	Calculation is based on the estimated price of the Acasti’s shares of $0.47 on February 28, 2010 given the absence of a market value for the Acasti’s shares.
(2)	The award of Acasti options to Mr. Jean-Claude Debard issubject to disinterested shareholder approval (see section PARTICULARS OF MATTERS TO BE ACTED UPON).

Warrant-Based Awards

Name / Grant Date	Number of securities	Warrants exercise	Warrants expiration	Value of unexercised
	underlying	price ($)	date	in-the-money
	unexercised warrants			Warrants(1)
	(#)			($)
Michel Chartrand
October 8, 2008	125,000	0,25	October 8, 2013	27,500

Jean-Claude Debard(2)
July 14, 2009	100,000	0.25	October 8, 2013	22,000

Ronald Denis
October 8, 2008	175,000	0.25	October 8, 2013	38,500

Daniel Perry
October 8, 2008	100,000	0.25	October 8, 2013	22,000
(1)	Calculation is based on the estimated price of the Acasti’s shares of $0.47 on February 28, 2010 given the absence of a market value for the Acsti’s shares.
(2)	The award of Acasti warrants to Mr. Jean-Claude Debard is subject to disinterested shareholder approval (see section PARTICULARS OF MATTERS TO BE ACTED UPON).

NeuroBioPharm

The following table provides information on the number and value of each independent director’s outstanding NeuroBioPharm warrants at the end of the financial year ended February 28, 2010.

Warrant-Based Awards

Name / Grant Date	Number of securities	Warrants exercise	Warrants expiration	Value of unexercised
	underlying	price ($)	date	in-the-money
	unexercised warrants			Warrants(1)
	(#)			($)
Michel Chartrand
October 8, 2008	100,000	0,10	December 24, 2013	-

Jean-Claude Debard (2)
July 14, 2009	100,000	0,10	December 24, 2013	-

Ronald Denis
October 8, 2008	100,000	0,10	December 24, 2013	-

Daniel Perry
October 8, 2008	100,000	0,10	December 24, 2013	-
(1)

No calculation of the fair value of the NeuroBioPharm Shares was performed by the Company. Given the absence of a market value for the company’s shares, no value was given to the NeuroBioPharm shares for the purpose of this circular.

(2)	The award of NeuroBioPharm warrants to Mr. Jean-Claude Debard is subject to disinterested shareholder approval (see section PARTICULARS OF MATTERS TO BE ACTED UPON).

Option-based and Warrant-based Awards of the Company, Acasti and NeuroBioPharm to the Directors– value vested during the financial year ended on February 28, 2010

None of the previously options-based and warrants-based awards of the Company, Acasti and NeuroBioPharm to the Directors that vested during the financial year ended on February, 28, 2010 were in-the-money at their respective vesting date.

COMPENSATION OF EXECUTIVE OFFICERS

The Company is required to communicate the compensation provided to the Chief Executive Officer of the Company, the Chief Financial Officer of the Company and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year.

Henri Harland is the Company’s Chief Executive Officer (“CEO”), André Godin is the Vice President Administration and Finance (“CFO”) and Tina Sampalis, Chief Scientific Officer (CSO), is the only other executive officer of the Company that received a total annual compensation exceeding $150,000 for the last financial year. Messrs. Harland and Godin and Ms. Sampalis are hereinafter collectively referred to as the “Named Executive Officers”).

Compensation Discussion and Analysis

Compensation of executive officers of the Company is recommended to the Board of Directors by the Compensation Committee. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Company performance.

During the most recently completed financial year, the Compensation Committee was composed of Mr. Michel Chartrand, Mr. Ronald Denis, Mr. Jean-Claude Debard and Mr. Daniel Perry. The Compensation Committee establishes management compensation policies and oversees their general implementation.

Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of the Company’s executive officers, other than himself, for approval by the Board. The Compensation Committee makes recommendations to the Board of Directors as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of other executive officers is based.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the degree of achievement of objectives set by the Board of Directors, generally based on actual vs. budgeted results. Generally, new stock option grants do not take into account the previous grant of options-based awards when considering new grants.

The members of senior management are eligible for specific performance compensation bonuses representing a variable percentage of the revenues generated in the six years following the execution of major agreements with strategic partners. The amount to be allocated is determined by the President and Chief Executive Officer, after consultation of the Board of Directors and Compensation Committee members, among the individuals having played a key role in the strategic alliance and/or major agreements.

A new compensation plan for some of the Named Executive Officers is being established by the Compensation Committee covering resignation, retirement or any other termination, as well as any change of control and/or change of responsibilities.

Qualitative factors beyond the quantitative financial metrics are also a key consideration in determination of individual executive compensation payments. How executives achieve their financial results and demonstrate leadership consistent with the Company’s values are key to individual compensation decisions.

The President and Chief Executive Officer’s salary is based on comparable market consideration and the Compensation Committee’s assessment of his performance, with regard to the Company’s financial performance and progress in achieving strategic performance.

The Company’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Company by providing a compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.

The Company retained the services of AON Groupe Conseil to assist in determining the compensation of the Named Executive Officers of the Company for its fiscal year ended May 31, 2006. The mandate given to the consultant was to review and report to the Compensation Committee on the compensation of Named Executive Officers of companies comparable to the Company as well as the terms and conditions of such compensation, including incentive based remuneration.

The results from AON Groupe Conseil were based on a specialized survey conducted among Canadian biotechnology companies, Aon general databases and the public information available on public companies. Aon did not reveal the name of any specific company used nor the selection criteria retained in its report to the Company, which was not required at that time by the securities legislation.

The Company did not practice any other benchmarking during the financial year ended on February 28, 2010 to establish the Named Executive Officer remuneration. The remuneration was based on the results obtained in the AON report which will be updated during the next financial year of the Company ending on February 28, 2011. The Company shall then be able to provide a complete description of the benchmark and the selection criteria used by the Company.

Compensation Elements

Remuneration of executive officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the remuneration, the four following components are examined:

(i)	base salary;
(ii)	annual incentive plan, consisting of a cash bonus;
(iii)	grant of stock options of the Company; and grant of warrants of its subsidiaries, Acasti and NeuroBioPharm; and
(iv)	other elements of compensation, consisting of benefits,

Base Salary

The compensation of the Company’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

Annual Incentive Plan

The Company has a bonus plan for the executive officers, based on a percentage of their base annual salary, granted at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. Henri Harland, President and CEO of the Company is eligible for up to a 50% bonus of his annual base salary, Tina Sampalis, Chief Scientific Officer, is eligible for up to a 30% bonus of her base annual salary, and André Godin, Vice President Administration and Finance is eligible for up to a 30% bonus of his base annual salary.

Stock Options

The grant of stock options to the Company’s executives is aimed at recognizing and rewarding the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Company’s executives as well as aligning the interests of the Company’s executives with that of its shareholders.

For a more detailed description of the Company Stock Option Plan and the Acasti Stock Option Plan, please refer to Page 13 of this Management Proxy Circular.

The Company’s Compensation Committee is responsible for overseeing and managing the Company Stock Option Plan and the Acasti Stock Option Plan. Grants of options to executives are approved by the Company’s Board of Directors.

In addition, the Compensation Committee has recommended that warrants of its subsidiaries Acasti and NeuroBioPharm held by the Company be awarded to the Named Executive Officers to compensate them for the additional responsibilities and workload resulting from their new duties in the subsidiaries and to align their interest with shareholders’ interest in order to stimulate value creation in the subsidiaries.

The grant of options is part of the long-term incentive component of executive and director compensations and an essential part of compensation. The designated senior executives and directors may participate in the stock option plan, which is designed to encourage optionnees to link their interests with those of shareholders, in order to promote an increase in shareholder value. Awards are made by the Board of Directors, after recommendation by the Compensation Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. Previous awards may sometimes be taken into account when new awards are considered. The terms of the plan are described below under the heading “Company Stock Option Plan” of his Circular.

Outstanding Named Executive Officer Option-Based and Warrant-Based Awards

The following tables sets out all awards of stock options to each Named Executive Officer outstanding at the end of the most recently completed financial year. This includes awards granted before the beginning of the financial year ended on February 28, 2010. The Company has no equity incentive plan for share-based award.

Company

Name / Grant Date	Number of securities	Option exercise price	Option expiration	Value of unexercised
	underlying	($)	date	in-the-money
	unexercised options			options(1)
	(#)			($)
Henri Harland
21-Aug-2008	85,000	2.50	21-Aug-2011	-
09-Jun-2006	275,000	2.60	09-Jun-2011	-
19-Jan-2006	150,000	1.00	19-Jan-2011	160,500
14-Jun-2005	290,000	0.25	14-Jun-2010	527,800
André Godin
21-Aug-2008	70,000	2.50	21-Aug-2011	-
09-Jun-2006	100,000	2.60	09-Jun-2011	-
19-Jan-2006	150,000	1.00	19-Jan-2011	160,800
14-Jun-2005	110,000	0.25	14-Jun-2010	220,200
Tina Sampalis
21-Aug-2008	70,000	2.50	21-Aug-2011	-
09-Jun-2006	100,000	2.60	09-Jun-2011	-
19-Jan-2006	150,000	1.00	19-Jan-2011	160,500
14-Jun-2005	260,000	0.25	14-Jun-2010	473,200
(1) Calculation is based on the trading price of the Company’s shares on the TSX-Venture of $2.07 on February 28, 2010.

Acasti

The following tables provide information on the number and value of each Named Executive Officers’ outstanding Acasti options and warrants at the end of the financial year ended February 28, 2010.

Option-Based Awards

Name / Grant Date	Number of securities	Option exercise price	Option expiration	Value of unexercised
	underlying	($)	date	in-the-money
	unexercised options			options(1)
	(#)			($)
Henri Harland
October 8, 2008	200,000	0,25	October 8, 2018	44,000

André Godin
October 8, 2008	100,000	0.25	October 8, 2018	22,000

Tina Sampalis
October 8, 2008	200,000	0.25	October 8, 2018	44,000
(1) Calculation is based on the estimated price of the Acasti’s shares of $0.47 on February 28, 2010 given the absence of a market value for the Acasti’s shares.

Warrant-Based Awards

Name / Grant Date	Number of securities	Warrants exercise	Warrants expiration	Value of unexercised
	underlying	price ($)	date	in-the-money
	unexercised warrants			Warrants(1)
	(#)			($)
Henri Harland
October 8, 2008	1,250,000	0,25	October 8, 2013	275,000
André Godin
October 8, 2008	700,000	0.25	October 8, 2013	154,000
Tina Sampalis
October 8, 2008	1,250,000	0.25	October 8, 2013	275,000
(1) Calculation is based on the estimated price of the Company’s shares of $0.47 on February 28, 2010 given the absence of a market value for the Company’s shares.

NeuroBioPharm

The following table provides information on the number and value of each the Named Executive Officers’ outstanding NeuroBioPharm warrants at the end of the financial year ended February 28, 2010.

Warrant-Based Awards

Name / Grant Date	Number of securities	Warrants exercise	Warrants expiration	Value of unexercised
	underlying	price ($)	date	in-the-money
	unexercised warrants			Warrants(1)
	(#)			($)
Henri Harland
October 8, 2008	1,250,000	0,10	December 24, 2013	-

André Godin
October 8, 2008	725,000	0.10	December 24, 2013	-

Tina Sampalis
October 8, 2008	1,250,000	0.10	December 24, 2013	-

(1) No calculation of the fair value of the NeuroBioPharm Shares was performed by the Company. Given the absence of a market value for the company’s shares, no value was given to the NeuroBioPharm shares for the purpose of this circular.

Option-based and Warrant-based Awards of the Company, Acasti and NeuroBioPharm to the Named Executive Officers– value vested during the financial year ended on February 28, 2010

None of the previously options-based and warrants-based awards of the Company, Acasti and NeuroBioPharm to the Named Executive Officers that vested during the financial year ended on February, 28, 2010 were in-the-money at their respective vesting date.

Other Forms of Compensation

The Company’s executive employee benefit program includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable organizations. The Company does not have any pension plan available for its executives or directors.

Summary Compensation Table

The following Summary Compensation Table sets forth the compensation information for the Named Executive Officers for services rendered during the financial year ended February 28, 2010 and the nine-month period ended February 28, 2009.

For compensation related to previous years, please refer to the Company’s Management Proxy Circular available at www.sedar.com.

Summary Compensation Table – Named Executive Officers

Name	Year	Salary	Option/	Annual	All other	Total
	ended on	($)	Warrant-	incentive	compensation	compensation
	February		based	plans	($)(3)(4)	($)
	28,		awards(1)(2)	($)
			($)
Henri Harland	2010	380,000	-	-	-	380,000
	2009	291,058	109,812		61,448	462,318
André Godin	2010	204,000	-	-	15,692	219,692
	2009	151,693	90,433			242,126
Tina Sampalis	2010	294,000	-	-	55,000	349,000
	2009	214,000	90,433			304,433
(1)

The Company has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Company’s control.

(2)

For the nine-month period ended on February 28, 2009, the value of the option-based awards of the Company is based on a fair value of $1.10 per option The value of Acasti and NeuroBioPharm option-based awards and warrant-based awards is based on a fair value of $0 per option or warrant on the date of such awards.

(3)

The amounts stated in this column represent the paid vacations to the Named Exective Officer for each relevant period, except for Mr. Henri Harland, which such amount represents part of over years accumulated vacation paid to him during the nine-month fiscal period ended February 28, 2009.

(4)

The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for the 2010 and 2009 fiscal period.

Acasti and NeuroBioPharm, two subsidiaries of the Company, as described in the following table, were imputed a portion of the salaries of the Named Executive Officers. 30% and 10% of Henri Harland’s salary; 20% and 5% of André Godin’s salary; and 60% and 20% of Tina Sampalis’ salary are imputed to Acasti and NeuroBioPharm respectively. These percentages are in effect as of February 28, 2010. Percentages are subject to adjustments at the discretion of the Company’s management.

Name	Year ended	Total Salary	Portion of the	Portion of the Salary	Portion of the Salary
	on February	($)	Salary Imputed to	Imputed to Acasti	Imputed to
	28,		Neptune	($)	NeuroBioPharm
			($)		($)
Henri Harland	2010	380,000	228,000	114,000	38,000
André Godin	2010	204,000	153,000	40,800	10,200
Tina Sampalis	2010	294,000	58,800	176,400	58,800

Company Stock Option Plan

The Company’s stock option plan (the “Company Stock Option Plan”) was adopted on May 10, 2001 and was modified on October 1, 2002, August 28, 2003, June 14, 2005, April 20, 2006, April 29, 2009 and May 6, 2010.

The Company Stock Option Plan was adopted to allow certain employees, directors, officers and consultants of the Company, as designated by the Board of Directors, to acquire shares directly from the Company.

The Company Stock Option Plan provides that each option granted under the Acasti Stock Option Plan will reduce by one and each option cancelled under the Acasti Stock Option Plan will increase by one the number of shares available for further issuance under the Company Stock Option Plan until the date on which the shares of Acasti qualify as “exchange-traded securities” under applicable securities legislation and subject to the prior approval of the TSX Venture Exchange, at which date the number of shares available under the Company Stock Option Plan will be increased by the number of options then granted under Acasti Stock Option Plan.

The Company Stock Option Plan is administered by the Board of Directors of the Company, which will determine, inter alia, the number of common shares covered by any stock option, and the exercise price, expiry date and vesting period of such stock option in accordance with the terms of the Company Stock Option Plan.

As at the date of this circular, options for up to 6,850,000 common shares of the Company may be granted by the Board of Directors under the Company Stock Option Plan. Not more than 5% of shares issued by the Company may be granted to a person for any 12 month period (not more than 2% if such person is a consultant or an investor relations services employee). In addition, the Company Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of shares of the Company outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of shares of the Company outstanding.

Options granted under the Company Stock Option Plan are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting at least on no less than a quarterly basis. They are exercisable, subject to vesting, at a price equal to the closing price of the common shares on the TSX Venture Exchange on the day prior to the grant of such options, and expire after a period determined by the Board of Directors not exceeding five years from such grant. Options will also lapse upon termination of employment or the end of the business relationship with the Company except that they may be exercised for 60 days after termination or the end of the business relationship (30 days for investor relations services employees), to the extent that they will have vested on such date of termination of employment.

Subject to the approval of the relevant authorities (including the TSX Venture Exchange) and compliance with the conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders), if applicable, the Board of Directors of the Company has the right to amend or terminate the Company Stock Option Plan. However, unless options holders consent to in writing, the amendment or termination of the Company Stock Option Plan cannot affect the conditions of options that are already granted and not exercised under the Company Stock Option Plan.

The Board of Directors of the Company approved the amendment and restatement of the Company Stock Option Plan as of May 6, 2010, The amendment to the Company Stock Option Plan allows (i) the Company to grant Company’s stock options to certain employees, directors, officers and consultants of Acasti and NeuroBioPharm, or of any other subsidiary that the Company may have from time to time; and (ii) subject to the approval of the TSX Venture Exchange and the Company’s disinterested shareholders , reduced the limit of stock options the Board of Directors is allowed to grant under the Company Stock Option Plan from 20% down to a maximum of 15% of the common shares of the Company issued and outstanding on the day of this Meeting (see section on PARTICULARS OF MATTERS TO BE ACTED UPON for more details) .

Acasti Stock Option Plan

Acasti’s stock option plan (the “Acasti Stock Option Plan”) was approved by the Board of Directors of Acasti on October 8, 2008 and amended and restated as of April 29, 2009.

The Acasti Stock Option Plan was adopted to ensure to Acasti and its shareholders the benefit from incentive participation through the holding of shares by directors, officers, employees and consultants of Acasti, as designated by the Board of Directors of Acasti.

The Acasti Stock Option Plan is administered by the Board of Directors of Acasti, which will determine, inter alia, the number of Class A shares covered by any stock option and the exercise price, expiry date and vesting period of such stock option in accordance with the terms of the Acasti Stock Option Plan.

Options for Class A shares of Acasti representing up to 10% of the issued shares of Acasti held by public shareholders then outstanding may be granted by the Board of Directors under the Acasti Stock Option Plan, provided that at no time shall the number of Class A shares of Acasti issuable pursuant to the terms of the Acasti Stock Option Plan exceed an aggregate of 1,530,000 Class A shares.

The number of options granted to a consultant or a person the services of which are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the outstanding issued shares of Acasti then outstanding. In addition, the Acasti Stock Option Plan, together with any other plan to be established by Acasti or any options already granted by Acasti, will not result, unless the requisite shareholder approval is obtained under applicable securities legislation, in (i) the number of securities, calculated on a fully diluted basis, reserved for issuance under options granted to (A) related persons, exceeds 10% of the outstanding securities of Acasti, or (B) a related person and the associates of the related person, exceeds 5% of the outstanding securities of Acasti, or (ii) the number of securities, calculated on a fully diluted basis, issued within 12 months to (A) related persons, exceeds 10% of the outstanding securities of Acasti, or (B) an insider , exceeds 5% of the outstanding securities of Acasti.

The exercise price of the options will be determined by the Board of Directors of Acasti, but may not be lower than (i) the price per share obtained by Acasti for shares sold in its last arm’s length private placement within the last year, and (ii) the demonstration of value of the exercise price in any one of the following ways: (A) a formal valuation or appraisal prepared by independent, qualified parties, such as Chartered Business Valuators, (B) deferred expenditures (excluding general and administrative costs) incurred within the five previous years, as evidenced by audited financial statements or an audited statement of costs, which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which Acasti intends to conduct a recommended research and development program in the next 12 months, (C) net tangible assets, (D) five times annual average cash flow, or (E) some other determination of value acceptable to a recognized stock exchange where the securities of the Company are listed.

Options granted under the Acasti Stock Option Plan are non-transferable and may be exercised during the period determined by the Board of Directors, such period beginning at the earliest on the date of the grant of such options and ending at the latest ten years after such grant. Options will also lapse upon termination of employment or the end of the business relationship with the Company or death of the holder, except that they may be exercised for 60 days after termination of employment or the end of the business relationship (30 days for investor relations services employees) and for one year after the death of a holder.

Subject to the approval of the relevant authorities (including the TSX Venture Exchange) if applicable and compliance with the conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) also if applicable, the Board of Directors of Acasti has the right to amend or terminate the Acasti Stock Option Plan. However, unless options holders consent to in writing, the amendment or termination of the Acasti Stock Option Plan cannot affect the conditions of options that are already granted and not exercised under the Acasti (number and exercise price) Stock Option Plan.

The Acasti Stock Option Plan must be approved each year by disinterested shareholders of the Company at its annual general meeting. The disinterested shareholders of the Company will also be asked, at such meeting, to ratify the grants of options to purchase Class A shares of Acasti approved by the Board of Directors of Acasti over the preceding year under the Acasti Stock Option Plan.

Termination and Change of Control Benefits

The implantation of termination and change of control benefits for key officers is currently under discussion. As at February 28, 2010, there were no termination and change of control benefits applicable to the Named Executive Officers.

Performance Graph

On February 28, 2010, the closing price of the common shares of the Company on the TSX Venture Exchange was $2.07 per share. The following graph shows the cumulative return of a $100 investment in common shares of the Company, made on February 28, 2005 on the TSX Venture Exchange, compared with the total return of the S&P / CDNX Index for the period shown on this graph.

The Company’s trend in executive compensation was neutral during the fiscal year ended on February 28, 2010 despite the positive financial performance of the Company. Furthermore, the Company, aware of the international general economic climate, even if it has not been affected by it, did not award any bonuses or stock options during the financial year ended February 28, 2010, nor grant any salary raises during that period.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at February 28, 2010, the share-based compensation plans of the Company pursuant to which shares can be issued from treasury. All Company plans have been approved by the shareholders. The number of shares which appears at in the line “Share-based compensation plan” refers to the Company stock-option plan.

Company

	(A)	(B)	(C)
Plan category	Number of shares to be	Weighted average strike	Numbers of shares available
	issued following the	price of outstanding stock	for further issuance under
	exercise of outstanding	options	the stock based
	stock options (common	($)	compensation plans
	shares)		(excluding shares from (A))
(common shares)
Share-based compensation
plan approved by the	2,920,250	1,63	1,158,375 (1)
shareholders
Share-based compensation
plan unapproved by the	N/A	N/A	N/A
shareholders
(1) This number will be reduced by the number representing the difference between the number of Acasti option issued and cancelled.

Acasti

	(A)	(B)	(C)
Plan category	Number of shares to be	Weighted average strike price	Numbers of shares available
	issued following the	of outstanding stock options	for further issuance under
	exercise of outstanding	($)	the stock based
	stock options (common		compensation plans
	shares)		(excluding shares from (A))
(common shares)
Share-based compensation
plan approved by the	850,000	0,25$	680,000
shareholders
Share-based compensation
plan unapproved by the	N/A	N/A	N/A
shareholders

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was at any time during the financial year ended February 28, 2010, a director, executive officer or senior officer of the Company or a subsidiary thereof, and no person who is a nominee for election as a director of the Company, and no associate of such persons is, or was as of February 28, 2010, indebted to the Company or a subsidiary of the Company, nor is, or was as of February 28, 2010, any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or a subsidiary of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Management Proxy Circular, “informed person” means: (i) a director or executive officer of the Company; (ii) a director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Company; (iii) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Company’s knowledge, other than as set forth below, no informed person of the Company, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Company, or in any proposed transaction that could materially affect the Company or its subsidiaries, or in any matter to be acted upon at this Meeting.

During 2001, the Company entered into an agreement with a shareholder, Gestion Harland (a company controlled by the President and Chief Executive Officer of the Company), to pay it royalties on a semi-annual basis for an amount equal to 1% of the Company’s annual revenues, for an unlimited period. The amount to be paid annually may not exceed the Company’s net earnings before interest, taxes and amortization. For the financial year ended February 28, 2010, $120,328 in royalties on sales is payable in cash to Gestion Harland.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company has subscribed to liability insurance for its directors and officers covering their liability which may be incurred in connection with their functions, subject to the relevant provisions of Part 1A of the Companies Act (Quebec). The total insurance coverage is of $10,000,000 per insurable period. Each claim is subject to a $25,000 deductible per event for the Company’s directors and officers as a whole. The premium paid by the Company for the current year of coverage (from 25 December 2009 to 25 December 2010) is of $90,440.

REPORT ON THE AUDIT COMMITTEE

Audit Committee’s Charter

The Charter of the Audit Committee is attached to this circular as Schedule A. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is composed of four (4) members of the Board of Directors: Mr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Mr. Jean-Claude Debard. Based on the experience of the Audit Committee members described in section “Election of Directors”, the Company believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Relevant Education and Experience

Under Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

The following describes the relevant education and experience of each member of the Audit Committee that provides him or her with (a) an understanding of the accounting principles used by the Company to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Ronald Denis – Mr. Denis has been Chief of Surgery and Director of the Trauma Program at Hôpital Sacré-Coeur since 1997. In his duties, Mr. Denis has to manage Sacré-Coeur Hospital Trauma Program budget and staff, also he has had to regularly review and analyze financial statements. Mr. Denis’ experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Daniel Perry – Since March 1993, Mr. Perry is General Manager of a company operating a recreational/tourism complex in France. Also, Mr. Perry is a specialist and consultant in the marketing of new products on the European continent. Mr. Perry’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Michel Chartrand – Mr. Michel Chartrand is Vice-President, Retail Partners Solutions of McKesson Canada. From 2004 to 2009, Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins inc. Mr. Michel Chartrand is also a member of the Board of Directors of Eureka Lightning. Mr. Chartrand also holds a bachelor degree in Business Administration. His experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Jean-Claude Debard – Mr. Debard has been President of Hyundai Automobile France and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has served on the Oversight Committee of Holding (SERGESA), SsangYong France and Hyundai Finances. Mr. Debard also has a graduate degree in Management and Strategic Management. Mr. Debard’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

During the financial year ended February 28, 2010, the Company has not relied on any exemption contained in NI 52-110.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Fees

The company Auditor fees are described in Neptune Section “External Auditor Fees” of the Annual Information Form (AIF) dated May 25, 2010.

APPOINTMENT OF AUDITORS

Unless otherwise specified, the persons named in the accompanying proxy form intend to vote in favour of the appointment of KPMG LLP, as auditors for the Company and to authorize the Board to determine their compensation. The auditors will hold offices until the next Annual Meeting of Shareholders of the Company or until their successors are appointed. KPMG LLP, chartered accountants, have been auditors for the Company since September 25, 2006.

CORPORATE GOVERNANCE

1.	Board of Directors

(a)	Independent directors.

The Board of Directors considers that Mr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Jean-Claude Debard are “independent” within the meaning of Regulation 52-110, as it applies to the Board of Directors.

(b)	Directors who are not independent.

The Board of Directors considers that Mr. Henri Harland is not “independent” within the meaning of Regulation 52-110, as it applies to the Board of Directors in that he is an executive officer and employee of the Company.

(c)	Majority of directors are independent.

The Board of Directors considers that four of the five members of the Board of Directors are independent within the meaning of Regulation 52-110, as it applies to the Board of Directors. Accordingly, a majority of the directors on the Board are independent.

All members of the Board of Directors of the Company also serve on the Board of Directors of Acasti and NeuroBioPharm.

(d)	Independent directors do not regularly scheduled closed meetings.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Audit Committee, composed of all the independent directors, do hold such meeting.

(e)	Attendance record of directors for Board meetings.

Since the beginning of fiscal year ended February 28, 2010, the Board of Directors has held 5 meetings. Attendance of directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance in Person	Telephone Meeting Attendance
Henri Harland	5/5	-
Jean-Claude Debard (1)	-	3/3
Ronald Denis	5/5	-
Michel Chartrand	5/5	-
Daniel Perry	-	5/5
(1) Mr. Jean-Claude Debard was elected as Director of the Company on June 9, 2009.

(f)	Chaiman of the Board

Mr. Ronald Denis, an independent director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors’ practices.

2.	Board Mandate

How the Board delineates its role and responsibilities.

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

3.	Position Descriptions

(a)	How the Board delineates the role and responsibilities of the chair and the chair of each Board committee.

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Company. The primary role and responsibility of the chair of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the board; and (iii) act as liaison between the Board of Directors and, if necessary, management of the Company.

(b)	How the Board delineates the role and responsibilities of the CEO.

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer's objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer's presentation of the Company’s annual plan. These objectives include a general mandate to maximize shareholder value. The Board of Directors approves the Chief Executive Officer's objectives for the Company on an annual basis

4.	Orientation and Continuing Education

(a)	Measures the Board takes to orient new directors

The Company provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Company's business.

(b)	Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

5.	Ethical Business Conduct

(a)	Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 which can be found on SEDAR at www.sedar.com and on the Company’s web site on www.neptunebiotech.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Company. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Company. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees on August 21, 2008.

(b)	Steps the Board takes to ensure directors exercise independent judgement

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Quebec, to which the Company is subject as a legal person incorporated under the Companies Act (Quebec), a director of the Company must immediately disclose to the Board of Company any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Company. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Company that an interested director recuse himself or herself from the decision- making process pertaining to a contract or transaction in which he or she has an interest.

6.	Nomination of Directors

The selection of the nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Company and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Company, the expertise of the candidates in fields relevant to the Company while complementing the training and experience of the other members of the Board; the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Company and its shareholders. The Company researches the training and qualifications of potential new directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of serving directors whose term is expiring, the Company will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Company during his term.

The Company may use various sources in order to identify the candidates for the Board, including its own contacts and the references of other directors, officers, advisors of the Company and executive placement agencies. The Company will consider candidates recommended by shareholders and will evaluate such candidates in the same manner as other candidates recommended by other sources. In making recommendations as to nominee directors at the annual shareholders’ meeting, the Company will consider all such written recommendation made by shareholders received by the Company secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders. The recommendations must be mailed to the Company and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of Directors, the Company will propose a list of candidates to the shareholders, for the annual meeting of the Company.

The Board of Directors does not have a nominating committee.

7.	Compensation

The compensation committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Company’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Company. This committee also reviews the amount and method of remuneration granted to the directors. The remuneration committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining remuneration.

With respect to the compensation of the Company’s officers, see “Report on Executive Compensation” above.

The Compensation Committee is only composed of independent members within the meaning of Regulation 52-110. The members of the Compensation Committee are Mr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Mr. Jean- Claude Debard.

8.	Other Board Committees

Other than the audit committee and the compensation committee, the Company also has a corporate governance committee, which is composed of five (5) members. Of this number, two members are not considered independent within the meaning of Regulation 51-102, namely the President and Chief Executive Officer as well as the Chairman. The corporate governance committee is in charge of establishing the procedure which must be followed by the Company in order for it to comply with the guidelines of the TSX Venture Exchange regarding corporate governance set out in its Policy 3.1.

9.	Assessments

No formal evaluation is in place. Assessments are not conducted on a regular basis. The Board of Directors from time-to- time examines and comments on its effectiveness and that of its committees and makes adjustments when necessary.

PARTICULARS OF MATTERS TO BE ACTED UPON

Acasti Consideration and NeuroBioPharm Consideration

The Company received a total of 6,000,000 Acasti warrants series 4 in partial consideration for the license granted by the Company to Acasti under the license agreement dated as of August 7, 2008.. Each Acasti series 4 warrant allows its holder to purchase one Class A common share of Acasti at a price of $0.25 per share for a period of five (5) years after its issuance (each a “Acasti warrant”).

In addition, the Company also received a total of 7,000,000 NeuroBioPharm warrants series 4 in partial consideration for the license granted by the Company to NeuroBioPharm under the license agreement dated as of December 24, 2008. Each NeuroBioPharm series 4 warrant allows its holder to purchase one Class A common share of NeuroBioPharm at a price of $0.10 per share for a period of five (5) years after its issuance (each a “NeuroBioPharm warrant”).

On August 12, 2009, the Company decided to transfered to Jean-Claude Debard, a director of the Company, following a decision taken by the Board of Directors,100,000 Acasti warrants, under the same terms and conditions as stated above, and decided on April 13, 2010 to issue 250,000 call-warrants to Mr. Pierre Lemieux, Chief Operating Officer of the Company. Each call-warrant allowing its holder to purchase one Acasti warrant, previously awarded to the Company by Acasti, at a price of $0.25 per warrant for a period ending on October 8, 2013. (the transfer of Acasti warrants and the issuance of Acasti call-warrants are hereinafter collectively referred to as the “Acasti Consideration”).

On August 12, 2009, the Company transferred to Jean-Claude Debard, a director of the Company, following a decision taken by the Board of Directors, 100,000 NeuroBioPharm warrants, under the same terms and conditions as stated above, and decided on April 13, 2010 to issue 200,000 call-warrants to Mr. Pierre Lemieux, Chief Operating Officer of the Company. Each call-warrant allowing its holder to purchase one NeuroBioPharm warrant, previously awarded to the Company, at a price of $0.15 per warrant for a period ending on December 24, 2013. (the transfer of NeuroBioPharm warrants and the issuance of NeuroBioPharm call-warrants are hereinafter collectively referred to as the “NeuroBioPharm Consideration”).

For the purposes hereof, the Acasti Consideration and the NeuroBioPharm Consideration are hereinafter collectively referred to as the “Consideration.”

The total value of the Consideration for the Company, as at the date of its payment, is less than $1, taking into account that as at that date the underlying common shares that could be purchased by exercising the warrants and the call-warrants had a value greater than the exercise price of such warrants and call-warrants.

Pursuant to Regulation 61-101 respecting protection of minority security holders in special transactions (“Regulation 61-101”), any related-party transactions pursuant to Regulation 61-101 requires the approval of the majority of minority holders, as this expression is defined in Regulation 61-101.

In addition, the company should be subject to the formal valuation obligation pursuant to Regulation 61-101. However, the company avail itself of the exemption from the formal valuation requirement provided for under section 5.5 (a) of Regulation 61-101, since the value of the warrants and call-warrants does not exceed 25% of the market capitalization of the company.

The award of the Consideration is subject to the TSX Venture Exchange approval and subject to the Company obtaining an approval from its disinterested shareholders in the Consideration.

Thus, it is recommended that the shareholders adopt the following resolution approving the Consideration resolution (the “Consideration resolution”):

“RESOLVED THAT:

1.	To approve the Acasti Consideration and the NeuroBioPharm Consideration, as described in this Management Proxy Circular dated May 26, 2010;

2.	To authorize any director or officer of the Company to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

To be adopted, the Consideration Resolution must be approved by at least a majority of the disinterested shareholders of the Company, as this expression is defined in the applicable policies of the TSX Venture Exchange, and by the majority of the minority holders of the Company, as this expression is defined in the applicable policies of the Autorité des marchés financiers du Québec, present in person or represented by proxy. To the Company’s knowledge, no common shares will be excluded from the vote on the resolution.

THE BOARD OF DIRECTORS BELIEVES THAT IT IS IN THE BEST INTEREST OF THE COMPANY TO GRANT INSIDERS WITH THE CONSIDERATION IN SHARES/WARRANTS RATHER THAN CASH. CONSEQUENTLY, THE BOARD OF DIRECTORS HAS APPROVED THE CONSIDERATION RESOLUTION.

The voting rights related to the shares represented by the powers of attorney duly signed in favour of the persons named in the enclosed power of attorney form will be exercised, in the absence of instructions to the contrary, in FAVOUR of the consideration resolution.

Company Stock Option Plan

The Company Stock Option Plan was adopted on May 10, 2001 and was modified on October 1, 2002, August 28, 2003, June 14, 2005, April 20, 2006, April 29, 2009 and May 6, 2010.

On May 6, 2010, the Board of Directors approved the amendment tothe Company Stock Option Plan to allow (i) the Company to grant Company’s stock options to certain employees, directors, officers and consultants of Acasti and NeuroBioPharm, or of any other subsidiary that the Company may have from time to time; and (ii) subject to the approval of the TSX Venture Exchange and the Company’s disinterested shareholders, to reduce the limit of stock options the Board of Directors is allowed to grant under the Company Stock Option Plan from 20% down to a maximum of 15% of the common shares of the Company issued and outstanding on the day of this Meeting.

Assuming no Offering is realized before the Meeting, as at May 18, 2010, this means the maximal number of options available for grant under the Company Stock Option Plan would be reduced form 6,850,000 to 5,895,412, representing 15% of the 39,302,744 common shares of the Company’s issued and outstanding as of May 18, 2010. This number may vary if the number of common shares issued and outstanding increases, following the exercise of options or warrants, or any other kind of convertible securities issued by the Company, by the holders of such securities, between the date of this circular and the date on which the Meeting is held.

Nevertheless, the Company intends to realize a brokered private placement of units for up to $15,000,000, as fully disclosed in its press release dated May 4, 2010. Each unit consists of one common share of the Company and one-half of one common share purchase warrant (the “Unit”), each whole purchase warrant entitling the holder to purchase one common share of the Company for a period of two years from the date of closing of the Offering, which shall occur before the Meeting (the “Closing”).

Therefore, upon Closing, on a non fully diluted basis, the number of outstanding common shares, assuming completion of the Offering for an amount of $15,000,000 upon the terms and conditions agreed to in the Offering, would be equal to 46,445,601. The maximal number of options available for grant under the Company Stock Option Plan would then be equal to 6,966,840.

A description of the terms and conditions of the Company Stock Option Plan is contained under “COMPENSATION OF DIRECTORS AND OFFICERS AND OTHER INFORMATION – Compensation of Executive Officers – Stock Option Plan”.

The amendment to the Company Stock Option Plan is subject to the approval of the TSX Venture Exchange and the Company’s disinterested shareholders.

Therefore, shareholders will be asked to approve the following resolution ratifying the approval of the Company Stock Option Plan by the Board of Directors of the Company (the “Company Stock Option Plan Resolution”):

“WHEREAS the Company Stock Option Plan was approved by the Board of Directors of the Company on May 10, 2001 and was modified on October 1, 2002, August 28, 2003, June 14, 2005, April 20, 2006, April 29, 2009 and May 6, 2010., as more particularly described in this Management Proxy Circular dated May 26, 2010 (the “Circular”);

WHEREAS the Company, pursuant to the rules and policies of the TSX Venture Exchange, wishes to obtain the requisite shareholder approval of the Company Stock Option Plan;

RESOLVED THAT:

1.	the amendments to the Company Stock Option Plan, substantially as described in the Circular dated May 26, 2010, be and is hereby ratified, confirmed and approved;

2.

any director or officer of the Company be and he is hereby authorized to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

To be adopted, the Company Stock Option Plan Resolution must be approved by at least a majority of the disinterested shareholders of the Company, as this expression is defined in the applicable policies of the TSX Venture Exchange, present in person or represented by proxy. To the knowledge of the Company, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of disinterested shareholders on the Company Stock Option Plan Resolution adds up to 8,026,885.

THE BOARD OF DIRECTORS CONSIDERS THE AMENEMENTS TO THE COMPANY STOCK OPTION PLAN TO BE IN THE BEST INTERESTS OF THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE COMPANY STOCK OPTION PLAN RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Company Stock Option Plan Resolution.

Acasti Stock Option Plan

Pursuant to the terms of the Acasti Stock Option Plan and the TSX Venture Exchange policies, the Acasti Stock Option Plan must be approved by at least a majority of the disinterested shareholders of the Company, as this expression is defined in the applicable policies of the TSX Venture Exchange, present in person or represented by proxy at the annual and general meeting of shareholders.

The adoption of the Acasti Stock Option Plan was approved by the Board of Directors of Acasti on October 8, 2008 and amended and restated as of April 29, 2009 and was approved by the shareholders of the Company during its last annual and general meeting held on June 9, 2009.

A description of the terms and conditions of the Acasti Stock Option Plan is contained under “COMPENSATION OF DIRECTORS AND OFFICERS AND OTHER INFORMATION – Compensation of Executive Officers – Stock Option Plan”.

Therefore, shareholders will be asked to approve the following resolution ratifying the approval of the Acasti Stock Option Plan by the Board of Directors of the Company (the “Acasti Stock Option Plan Resolution”):

“WHEREAS the Acasti Stock Option Plan was approved by the Board of Directors of Acasti Pharma Inc. on October 8, 2008 and amended and restated as of April 29, 2009, as more particularly described in the Management Proxy Circular of the Company dated April 29, 2009 (the “Circular”);

WHEREAS the Company, pursuant to the rules and policies of the TSX Venture Exchange, wishes to obtain the requisite shareholder approval of the Acasti Stock Option Plan;

RESOLVED THAT:

1.	the Acasti Stock Option Plan, substantially as described in the Circular, be and is hereby ratified, confirmed and approved;

2.

any director or officer of the Company be and he is hereby authorized to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

To be adopted, the Acasti Stock Option Plan Resolution must be approved by at least a majority of the disinterested shareholders of the Company, as this expression is defined in the applicable policies of the TSX Venture Exchange, present in person or represented by proxy. To the knowledge of the Company, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of disinterested shareholders on Acasti Stock Option Plan Resolution adds up to 8,026,885.

THE BOARD OF DIRECTORS CONSIDERS THE ACASTI STOCK OPTION PLAN TO BE IN THE BEST INTERESTS OF THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ACASTI STOCK OPTION PLAN RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Acasti Stock Option Plan Resolution.

The voting rights pertaining to shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Company Stock Option Plan Resolution.

Options Granted under the Acasti Stock Option Plan

Pursuant to the terms of the Acasti Stock Option Plan, all grants of options to purchase shares of Acasti under the Acasti Stock Option Plan must be approved by at least a majority of the disinterested shareholders of the Company, as this expression is defined in the applicable policies of the TSX Venture Exchange, present in person or represented by proxy at a duly convened meeting of shareholders.

Options to acquire shares of Acasti have been granted to certain directors, officers and employees of the Company under the Acasti Stock Option Plan as remuneration for the additional responsibilities and workload attributable to the position they hold in Acasti without any further monetary compensation for the fiscal periods ending February 28, 2009 and February 28, 2010.

On July 14, 2009, 25,000 options were granted to Jean-Claude Debard, at an exercise price of 0,25$, each option will vest over a period of 2 years and will expire on July 14, 2019.

Shareholders will be asked to adopt the following resolution ratifying the grant of options to acquire shares of Acasti described above (the “Acasti Stock Option Grant Resolution”):

“WHEREAS 25,000 options to acquire shares of Acasti Pharma Inc. have been granted to a certain director of the Company under the Acasti Stock Option Plan approved on October 8, 2008 and amended and restated as of April 29, 2009 (the “Grant”), as more particularly described in this Management Proxy Circular of the Company (the “Circular”);

WHEREAS the Company, pursuant to the terms of the Acasti Stock Option Plan, wishes to obtain the requisite shareholder approval of the Grant;

RESOLVED THAT:

1.	the Grant be and is hereby ratified, confirmed and approved;

2.

any director or officer of the Company be and he is hereby authorized to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

To be adopted, the Acasti Stock Option Grant Resolution must be approved by at least a majority of the disinterested shareholders of the Company, as this expression is defined in the applicable policies of the TSX Venture Exchange., present in person or represented by proxy. To the knowledge of the Company, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of disinterested shareholders on Acasti Stock Option Grant Resolution adds up to 8,026,885.

THE BOARD OF DIRECTORS CONSIDERS THE GRANT OF 25,000 OPTIONS TO ACQUIRE SHARES OF ACASTI TO A CERTAIN DIRECTOR OF THE COMPANY TO BE IN THE BEST INTERESTS OF THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ACASTI STOCK OPTION GRANT RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Acasti Stock Option Grant Resolution.

Adoption of a Shareholders’ Rights Plan

The Board of Directors was concerned that a person seeking control of the Company might attempt, among other things, a gradual accumulation of the Company’s common shares in the open market; the accumulation of a large block of common shares in a highly compressed period of time from any third party; or an offer for any or all of the Company’s common shares at what the Board of Directors considers to be less than full and fair value. The proposed Shareholders Rights Plan (the “Rights Plan”) would prohibit the acquisition of more than 20% of the Company’s outstanding common shares in such a manner. The Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a takeover and full value for their investment.

The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. The Rights Plan will provide the Board of Directors and the shareholders with more time to fully consider any unsolicited takeover bid for the Company without undue pressure, to allow the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

It also addresses the possibility that control or effective control of the Company may be acquired pursuant to a private agreement in which a small number of shareholders sell their common shares at a premium to market price, which is not shared with other shareholders, and that a person may slowly accumulate common shares through market purchases, which may result, over time, in an acquisition of control by way of a “creeping” takeover without payment of fair value for control or fair sharing of any control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisition of common shares over the 20% level.

Background and Purposes of the Rights Plan

The Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or takeover offer and is not intended to prevent a takeover of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares. The Rights Plan seeks to protect shareholders by requiring all potential bidders to comply with certain minimum conditions. The Rights Plan may, however, increase the price to be paid by a potential offeror (the “Offeror”) to obtain control of the Company and may discourage certain transactions. A bidder who does not satisfy these minimum conditions becomes subject to the dilutive features of the Rights Plan.

The Rights Plan does not affect in any way the financial condition of the Company. The initial issuance of the rights (a “Right” or the “Rights”) is not dilutive and will not affect reported earnings or cash flow per common share until the Rights separate from the underlying common shares and become exercisable. The adoption of the Rights Plan will not lessen or affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company and its shareholders. The Rights Plan is designed to provide the Board of Directors with the means to negotiate with an Offeror and with sufficient time to seek out and identify alternative transactions on behalf of the shareholders.

Approval by Shareholder

Shareholders will be asked at the meeting to consider and, if deemed advisable, to pass a resolution to ratify, confirm and approve the adoption of the shareholders’ rights plan and all rights issued pursuant to the shareholders’ rights plan. The full text of the Rights Plan is available for consultation on SEDAR at www.sedar.com. The Rights Plan, unanimously adopted by the Board of Directors and effective as of May 26, 2010, is subject to ratification, confirmation and approval by the shareholders at the Meeting and by the TSX Venture Exchange. The full text of the agreement is contained in an agreement entered into with Computershare Investor Services Inc. (the “Rights Agent”) as of May 26, 2010 (the “Rights Plan Agreement”). The Rights Plan will continue in effect unless the shareholders do not ratify, confirm and approve the Rights Plan resolution (the “Rights Plan Resolution”).

Time

Securities legislation in Canada requires a takeover offer to remain open for only 35 days. The Board of Directors does not believe this period is sufficient to permit it to determine whether there may be alternatives available to maximize shareholder value or whether other bidders may be prepared to pay more for common shares than the Offeror.

To qualify as a Permitted Bid (as defined below), a takeover bid must be open for 60 days after the bid is made. If at least 50% of the Company’s common shares subject to the bid that are not held by the bidder are deposited, the bidder may take up and pay for such common shares and the bid must remain open for a further period of 10 clear business days on the same terms.

Pressure to tender

A shareholder may feel compelled to tender to a takeover bid, which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted common shares. This is particularly so in the case of a takeover bid for less than all Company’s common shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Company’s common shares. The Rights Plan provides a mechanism, which is intended to ensure that a shareholder can separate the decision with respect to the bid from the decision to tender, lessening undue pressure to tender.

The Rights Plan will encourage an Offeror to proceed by way of a Permitted Bid or to approach the Board of Directors with a view to negotiation by creating the potential for substantial dilution of the Offeror’s position. The Permitted Bid provisions of the Rights Plan (described below) are designed to ensure that, in any takeover bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis. The Rights Plan allows a partial bid to be a Permitted Bid so long as the bid is for a minimum of 50% of the common shares held by shareholders other than the Offeror and its related parties.

Summary of the rights plan

The following description of the Rights Plan is a summary only. Reference is made to the Shareholders’ Rights Plan Agreement, the full text of which is available for consultation on SEDAR at www.sedar.com.

Effective Date

The effective date of the Rights Plan is May 26, 2010 (the “Effective Date”)

Term

Upon ratification by the shareholders at a meeting duly called for that purpose, the Rights Plan will terminate on the date of the third annual general meeting thereafter (the “Third Annual General Meeting”), unless reconfirmed by the shareholders at the Third Annual General Meeting.

Issue of Rights

In order to implement the Rights Plan, the Board of Directors has authorized the issuance of one Right in respect of each common share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time (as such terms are defined in the Rights Plan)

The Rights will separate from the common shares at the expiration of the Convertible Time (as such term is defined hereunder) (or such later date as may be determined by the Board of Directors) (the “Separation Time”) and will be exercisable ten (10) trading days after the Separation Time.

Each convertible security holder will receive a notice from the Company within two (2) trading days (the “Notice”) after a person has acquired, or commences or publicly announces or discloses its intention to commence a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”), informing such convertible security holder of the commencement of such take-over bid. During a period of five (5) trading days following the receipt of the Notice, each holder of convertible security will have the right to exercise any vested convertible security it owns. At the expiry of such five (5) trading days period (the “Convertible Time”), each share issued to those holders of convertible securities having exercised the convertible securities will receive one Right pursuant to the Rights Plan.

The acquisition by any person (an “Acquiring Person”) of 20% or more of the outstanding common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. As the Shareholder Rights Plan will be triggered by the acquisition of common shares by an Acquiring Person other than by way of a Permitted bid, any Rights held by the Acquiring Person will become void upon the occurrence of a Flip-in Event. From and after a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of an amount of common shares worth twice the market price of the common shares on the date of the Flip-in Event at a price per common share equal to half the market price of the common shares on the date of the Flip-in Event (i.e., at a 50% discount). The issue of the Rights is not initially dilutive; however, upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per common share on a fully diluted or non-diluted basis may be affected. The Acquiring Person, as well as any holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event, may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued from and after the Effective Date and will not be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates that will be transferable and traded separately from the common shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i)	the take-over bid must be made by way of a take-over bid circular;

(ii)	the take-over bid must be made to all holders of common shares;

(iii)

the voting shares shall be taken up or paid for pursuant to the take-over bid no earlier than 60 days following the date of the take-over bid, and common shares tendered pursuant to the takeover bid may be taken up and paid for only if at such time more than 50% of the common shares held by the shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (collectively, the “Independent Shareholders”) have been tendered to the takeover bid and not withdrawn

(iv)	the common shares deposited pursuant to the take-over bid may be withdrawn at any time before they are taken up and paid for; and

(v)

if more than 50% of the common shares held by Independent Shareholders are tendered to the take- over bid, then the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid, except that, subject to applicable law, it may expire on the same date as the Permitted Bid.

Waiver and Redemption

The Board of Directors may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid that is made by way of a take-over bid circular to all holders of common shares, or waive one or more of the requirements of a Permitted Bid or a Competing Permitted Bid, in which such waiver would be deemed also to be a waiver in respect of any other Flip-in Event, and any such requirement, occurring under a take-over bid made by way of a takeover bid circular to all holders of common shares.

The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company at the time of the granting of such waiver or such later date as may be specified by the Board of Directors.

The Board of Directors may at any time prior to a Flip-in Event redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies) and administrators or trustees of registered pension funds or plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not (and are not part of a group) making or proposing to make or to participate in a take-over bid.

Exemptions for Lock-up Agreements

A person is deemed not to be the beneficial owner of common shares solely because the holder of such common shares has agreed in a “Permitted Lock-up Agreement” to deposit or tender those shares in acceptance of a take-over bid (the “Lock-up Bid”) made by such person. In order for an agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met, including, among other things,, (i) any “break-up” fees payable to the bidder by the tendering shareholder cannot exceed the greater of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under another take-over bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid, (ii) the terms of the Permitted Lock-up Agreement are publicly disclosed and a copy is made available to the public (including to the Company), and (iii) the Permitted Lock-up Agreement permits the tendering shareholder to deposit or tender the common shares to another take-over bid or support another transaction where the price or value offered under such other take-over bid or transaction is at least 7% more than the number proposed to be purchase under the Lock-up Bid.

Supplements and Amendments

The Company is authorized to amend, vary or rescind the provisions of the Rights Plan and the Rights subject to shareholder and approval of the TSX Venture Exchange.

Recommendation of the Board

Shareholders will be asked to approve the following resolution ratifying, confirming and approving the Shareholder Rights Plan described above (the “Rights Plan Resolution”):

“WHEREAS the board of directors of the Company has approved the Right Plan as of May 26, 2010, as more particularly described in this Management Proxy Circular of the Company dated May 26, 2010 (the “Circular”);

WHEREAS the Company, pursuant to the TSX Venture Exchange policies, wishes to obtain the requisite shareholder approval of the plan;

RESOLVED THAT:

1.

the Shareholders’ Rights Plan adopted by the Board of Directors of the Company as of May 26, 2010, on the terms of the Shareholders’ Rights Plan Agreement dated as of May 26, 2010 between the Company and Computershare Investor Services Inc., as Rights Agent, and all the Rights issued pursuant to such Plan, are hereby ratified, confirmed and approved;

2.

any director or officer of the Company be and he is hereby authorized to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution; and

If the Rights Plan is not approved by the Shareholders of the Company, it will cease to have effect on the date of the Meeting. A resolution requires a favourable vote of a simple majority of the votes cast by shareholders of the Company in person or by proxy at the meeting.

THE BOARD OF DIRECTORS CONSIDERS THE SHAREHOLDER RIGHTS PLAN TO BE IN THE BEST INTERESTS OF THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHAREHOLDER RIGHTS PLAN RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Shareholder Rights Plan Resolution.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than those referred to in the notice of Meeting. However, if any other matters that are not known to management should be properly brought before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Company is included in its audited annual and unaudited quarterly financial statements, annual and quarterly Management Discussion and Analysis, Annual Information Form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Company’s annual report, financial statements and management proxy circular, all as filed on SEDAR, may be obtained from the Secretary of the Company upon request. The Company may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Company.

AUTHORIZATION

The Board of Directors of the Company has approved the contents and the mailing of this Management Proxy Circular.

DATED at Laval, Québec, as of May 26, 2010 By order of the Board of Directors

/s/ Ronald Denis

Dr. Ronald Denis
Chairman of the Board

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Company and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.

The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Company or of any associates or affiliates of the Company. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.

Meet periodically with representatives of the external auditors, the internal audit manager and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.

Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.

Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.

Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Company.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

5.	Approve all allowable non-audit related services to be provided to the Company or one of its subsidiaries by the Company’s external auditors if applicable.

6.	Non-audit services of minimal satisfy the pre-approval requirement on the following conditions :

a)

that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the Company’s external auditors during the fiscal year in which the services are provided;

b)	that the Company or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)

that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Company.

The Committee shall:

1.

Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.

Review the Company’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Company publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.	Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Company.

5.

Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Company.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Company’s financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.	Perform such other functions assigned by law, the Company’s Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Company with respect to partners, employees, former partners and employees of the current and previous external auditors of the Company.

7.

Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.

Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.